

July 22, 2011

<u>Via Email</u>
Mr. Lawrence Odell
Secretary
First BanCorp.
1519 Ponce de Leon Avenue
PO Box 9146
San Juan, Puerto Rico

> **Re:** **First BanCorp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 28, 2011**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 19, 2011**
> **Amendment No. 2 to Current Report on Form 8-K dated May 30, 2011**
> **Filed July 21, 2011**
> **Amendment No. 2 Current Report on Form 8-K dated June 27, 2011**
> **Filed July 21, 2011**
> **File No. 001-14793**

Dear Mr. Odell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel